

Mainstem Malt @MainstemMalt · May 10

Got questions about our @wefunder equity crowdfunding campaign, #MainstemForAll? Join us for a press conference hosted by @radcraftbeer tomorrow, May 11 at 1pm PT— we've got answers!

Register Here: us02web.zoom.us/meeting/regist…

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